UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #'s
I	News Release - IPSCO Announces Cash Dividends	1
II

Consolidated Statement of Operations (unaudited); Consolidated Statements of Cash Flows (unaudited); Consolidated Statements of Financial Position (unaudited); Notes to Consolidated Interim Financial Statements (unaudited); Tons shipped (unaudited); Non-GAAP Financial Measures (unaudited).

		1-6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: October 29, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

EXHIBIT I

                                                                                                                                                                     News Release

For Release October 29, 2004, 6:00 am EDST

IPSCO REPORTS CONTINUED STRONG EARNINGS IN THIRD QUARTER

RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois] [October 29, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) today announced quarterly earnings attributable to common shareholders of $144.5 million, or $2.76 per diluted share for the quarter ending September 30, 2004. This is a new record for the Company. The quarter results include a $20.8 million, or $0.39 per diluted share, reduction of a tax valuation allowance. These results compare to a net loss of $0.04 per diluted share in the third quarter of 2003 and net earnings of $1.22 per diluted share in the second quarter of 2004.

Net income attributable to common shareholders was $242.2 million for the first nine months of 2004, or $4.49 per diluted share, including the previously mentioned tax valuation allowance adjustment. This compares to a net loss of $5.2 million, or $0.11 per diluted share, for the first nine months of 2003.

Sales for the quarter set a new record at $641.9 million, up $306.9 million or 92% over the same period last year. Price, volume and mix all contributed to this growth. Year over year third quarter cost of production increased markedly due to the cost of scrap, which was up over 70%. The impact of increased scrap costs on gross margin this year, however, was effectively neutralized through a scrap surcharge. Steel mill product sales of $411.3 million were 121% higher than the third quarter of 2003 and tubular product sales of $230.6 million were 55% higher. Third quarter sales were up $93.6 million, or 17%, over the second quarter of 2004. Year to date sales totaled $1.7 billion, an increase of 83% over the first nine months of 2003.

"IPSCO's strong operating results are being driven by demand in North America for plate steel and for oil and gas tubular products. In recent quarters, demand for steel mill production has exceeded capacity. This appears to be an industry-wide reality. IPSCO has just finalized the allocation of its steel production for the fourth quarter and expects that its operating results in the fourth quarter will exceed those of the third. Additionally, IPSCO has recently increased plate prices and will shortly allocate its capacity for the first quarter of 2005," said David Sutherland, the Company's President and Chief Executive Officer. "Although it is difficult to project too far into the future, the significant increase in order backlog at many of our major original equipment manufacturer customers, coupled with strength in oil and gas, suggests that these robust market conditions will continue beyond the first quarter of 2005."

1

Given the strong cash flow experienced by the Company in its current quarter and the near term positive outlook, IPSCO expects its cash position to exceed debt by the end of 2005. IPSCO is currently involved in a disciplined process to evaluate cash uses, including capital investment opportunities, debt retirement, share repurchase or dividend increases. The recently announced decisions to increase the common share dividend and to redeem the subordinated debt are initial outcomes of this process. IPSCO has no plans to build new steel mills in North America given the current relative balance of supply and demand. However, the Company will continue to round out the capacity opportunities inherent in the existing mills and also to investigate value-added downstream opportunities and other means of increasing shareholder value including further dividend increases.

IPSCO has scheduled the live webcast of its third quarter 2004 results conference call at 10:00 AM EDT on Friday, October 29, 2004. During the call IPSCO President and CEO, David Sutherland and Senior Vice President and CFO, Vicki Avril will discuss IPSCO Inc.'s third quarter results.

Persons wishing to listen to the webcast may access it through the Company's web site at http://www.ipsco.com. The conference call, including the question and answer portion, will also be archived on IPSCO's web site for three months.

For further information on IPSCO, please visit the Company's web site.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO's Annual Report for 2003, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties," its Annual Information Form, and its Form 40-F.

Company Contact:
Vicki Avril
Senior Vice President and Chief Financial Officer
Tel. 630-810-4769
Release # 04-41

#  #  #

2

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)					Exhibit II - Page 1
(thousands of United States Dollars except for share, per share and ton data)
		For the Three Months Ended			For the Nine Months Ended
		September 30	September 30	June 30	September 30	September 30
		2004	2003	2004	2004	2003
			(restated)			(restated)
Plate and Coil Tons Produced (thousands)		826.7	772.6	813.6	2,431.7	2,200.8
Finished Tons Shipped (thousands)		844.1	817.3	884.2	2,665.4	2,240.3

Sales		$641,863	$334,974	$548,275	$1,673,046	$913,053
Cost of sales
Manufacturing and raw material		403,874	293,615	394,374	1,182,515	800,970
Amortization of capital assets		19,224	15,007	20,188	57,933	44,818
		423,098	308,622	414,562	1,240,448	845,788
Gross income		218,765	26,352	133,713	432,598	67,265
Selling, research and administration		14,942	14,642	15,210	45,898	40,699
Operating income		203,823	11,710	118,503	386,700	26,566
Other expenses (income):
Interest on long-term debt		8,692	9,210	8,640	26,680	21,234
Net interest income		(693)	(370)	(406)	(1,797)	(744)
Other		-	(677)	-	-	(677)
Foreign exchange gain		(5,959)	(1,013)	(396)	(6,189)	(5,712)
Income Before Income Taxes		201,783	4,560	110,665	368,006	12,465
Income Tax Expense		55,864	3,192	42,051	119,026	8,722
Net Income		145,919	1,368	68,614	248,980	3,743
Dividends on Preferred Shares, including part VI.I tax		-	1,598	786	2,461	4,631
Interest on Subordinated Notes, net of income tax		1,442	1,443	1,442	4,327	4,329
Net Income (Loss) Attributable to Common Shareholders		$144,477	$(1,673)	$66,386	$242,192	$(5,217)
Earnings (Loss) Per Common Share	- Basic	$2.99	$(0.04)	$1.38	$5.04	$(0.11)
	- Diluted	$2.76	$(0.04)	$1.22	$4.49	$(0.11)
Denominator for Basic Earnings per Common Share (thousands)		48,364	47,668	47,965	48,065	47,667
Denominator for Diluted Earnings per Common Share (thousands)		52,801	47,668	56,274	55,413	47,667

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
(thousands of United States Dollars)
		For the Three Months Ended			For the Nine Months Ended
		September 30	September 30	June 30	September 30	September 30
		2004	2003	2004	2004	2003
Retained Earnings at Beginning of Period, as previously reported		$596,309	$486,238	$531,694	$487,924	$494,599
Cumulative effect of change in accounting policy		-	11,464	-	14,250	10,027
Retained Earnings at Beginning of Period, as restated		596,309	497,702	531,694	502,174	504,626
Net Income		145,919	1,368	68,614	248,980	3,743
Dividends on Preferred Shares, including part VI.I tax		-	(1,598)	(786)	(2,461)	(4,631)
Interest on Subordinated Notes, net of income tax		(1,442)	(1,443)	(1,442)	(4,327)	(4,329)
Dividends on Common Shares		(1,894)	(1,754)	(1,771)	(5,474)	(5,134)
Retained Earnings at End of Period		$738,892	$494,275	$596,309	$738,892	$494,275

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)				Exhibit II - Page 2
(thousands of United States Dollars)
	For the Three Months Ended			For the Nine Months Ended
	September 30	September 30	June 30	September 30	September 30
	2004	2003	2004	2004	2003
		(restated)			(restated)
Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations
Net income	$145,919	$1,368	$68,614	$248,980	$3,743
Amortization of capital assets	19,224	15,007	20,188	57,933	44,818
Amortization of deferred charges	312	344	309	953	883
Deferred pension expense	(144)	41	(1,771)	(1,087)	1,136
Future income taxes	12,760	7,079	32,523	57,209	9,816
	178,071	23,839	119,863	363,988	60,396
Changes in working capital
Accounts receivable, less allowances	(23,030)	(15,554)	(24,817)	(99,357)	(14,039)
Income taxes recoverable	26,235	(1,375)	3,544	33,054	(8,043)
Inventories	(72,399)	11,166	(12,599)	(89,790)	5,439
Other	78	460	220	116	826
Accounts payable and accrued charges	18,054	12,789	(7,766)	35,483	30,461
	(51,062)	7,486	(41,418)	(120,494)	14,644
	127,009	31,325	78,445	243,494	75,040
Financing Activities
Common share dividends	(1,894)	(1,754)	(1,771)	(5,474)	(5,134)
Common shares issued pursuant to share option plan	7,821	137	3,469	11,843	137
Preferred share dividends	-	(1,479)	(1,498)	(3,053)	(4,327)
Retirement of preferred shares	-	-	(108,996)	(108,996)	-
Subordinated notes interest	(4,250)	(4,250)	-	(8,500)	(8,500)
Issue of long-term debt	-	-	-	-	264,600
Repayment of long-term debt	-	-	(34,286)	(34,286)	(225,586)
	1,677	(7,346)	(143,082)	(148,466)	21,190
Investing Activities
Expenditures for capital assets	(8,716)	(2,556)	(4,559)	(21,892)	(10,193)
Change in mortgage receivable	(278)	-	1,717	(4,412)	-
Proceeds on sale of assets held for sale	-	1,022	-	-	2,054
	(8,994)	(1,534)	(2,842)	(26,304)	(8,139)
Effect of exchange rate changes on cash and cash equivalents	(2,590)	(69)	(2,946)	(308)	(1,944)
Increase (decrease) in Cash and Cash Equivalents	117,102	22,376	(70,425)	68,416	86,147
Cash and Cash Equivalents at Beginning of Period	82,881	86,630	153,306	131,567	22,859
Cash and Cash Equivalents at End of Period	$199,983	$109,006	$82,881	$199,983	$109,006

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)		Exhibit II -Page 3
(thousands of United States Dollars)
	September 30	September 30	December 31
	2004	2003	2003
		(restated)	(restated)
Current Assets
Cash and cash equivalents	$199,983	$109,006	$131,567
Accounts receivable, less allowances	279,792	171,587	177,925
Recoverable income taxes	-	15,215	33,054
Inventories	380,033	266,710	286,159
Future income taxes	42,752	18,391	17,764
Other	2,812	2,198	2,833
	905,372	583,107	649,302
Non-Current Assets
Capital and other	1,105,989	1,134,212	1,132,371
Future income taxes	89,004	150,820	149,430
	1,194,993	1,285,032	1,281,801
Total Assets	$2,100,365	$1,868,139	$1,931,103

Current Liabilities
Accounts payable and accrued charges	$198,643	$150,450	$163,895
Current portion of long-term debt	14,286	34,286	34,286
	212,929	184,736	198,181
Long-Term Liabilities
Long-term debt	389,123	398,130	401,244
Future income taxes	227,404	165,020	182,864
	616,527	563,150	584,108
Shareholders' Equity
Preferred shares	-	98,654	98,695
Common shares	366,600	351,569	354,095
Subordinated notes	102,125	102,125	104,250
Retained earnings	738,892	494,275	502,174
Cumulative translation adjustment	63,292	73,630	89,600
	1,270,909	1,120,253	1,148,814
Total Liabilities and Shareholders' Equity	$2,100,365	$1,868,139	$1,931,103

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Exhibit II - Page 4

(thousands of United States Dollars)

1.	The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements included in IPSCO Inc.'s (the "Company") Annual Report for the year ended December 31, 2003. This consolidated financial information reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the consolidated financial statements for the periods shown. The results of operations of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Effective January 1, 2004, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook Section 3063 "Impairment of Long-lived Assets", Section 3110 "Asset Retirement Obligations" and Section 3475 "Disposal of Long-lived Assets and Discontinued Operations". Adoption of these new accounting standards did not have a significant effect on the Company's financial position or results of operations as of September 30, 2004 or for the three or nine months ended September 30, 2004.

2.	Effective April 1, 2004, the Company changed its method of accounting for the costs of major overhauls and repairs. Under the new method the cost of major overhauls and repairs which are not capitalized are expensed as incurred. Previously the non-capital estimated cost of such overhauls and repairs was accrued on a straight-line basis between the major overhauls and repairs with actual costs charged to the accrual as incurred. The Company believes the new method more appropriately recognizes such costs in the period incurred.

The accounting change has been applied retroactively with restatement of prior periods. The impact of the change on financial position as of September 30 and December 31, 2003 is as follows:
	September 30	December 31
	2003	2003
	Increase (decrease)
Recoverable income taxes	$(4,703)	$(3,699)
Future income taxes - current asset	(4,740)	(5,212)
Accounts payable and accrued charges	(22,440)	(25,056)
Future income taxes - long-term liability	673	1,221
Retained earnings	11,813	14,250
Cumulative translation adjustment	511	674

The impact on net income and earnings per share in previously reported periods is as follows:
	For the Three	For the Nine
	Months Ended	Months Ended
	September 30	September 30
	2003	2003
Net loss attributable to common shareholders, as previously reported	$(2,022)	$(7,003)
Adjustment	349	1,786
Net loss attributable to common shareholders, as restated	$(1,673)	$(5,217)

Loss Per Common Share - Basic, as previously reported	$(0.04)	$(0.15)
Adjustment	-	0.04
Loss Per Common Share - Basic, as restated	$(0.04)	$(0.11)

Loss Per Common Share - Diluted, as previously reported	(0.04)	(0.15)
Adjustment	-	0.04
Loss Per Common Share - Diluted, as restated	$(0.04)	$(0.11)
3.	Effective January 1, 2004, the Company changed the estimated useful life of certain major machinery and equipment from 25 to 20 years. This change has been applied prospectively and the impact for the three months and nine months ended September 30, 2004 was to increase amortization expense by approximately $3.8 million and $11.3 million ($.06 and $.16 per basic share or $.06 and $.14 per diluted share), respectively.

4.	During the quarter ended September 30, 2004, the Company reduced its estimated annual effective income tax rate to 32.3% from the 38% utilized in the first half of 2004. The rate change is principally the result of reduction of the valuation allowance that had been provided on United States net operating losses in prior periods. Due to the Company's strong earnings performance in 2004, the United States net operating loss carryforwards are being realized and the valuation allowance is being reduced. The change in the effective rate reduced income tax expense by approximately $20.8 million and increased per share earnings ($.43 per basic share and $.39 per diluted share) for the three months ended September 30, 2004, including $9.4 million ($.20 per basic share and $.17 per diluted share) representing the catch-up effect for the first six months of 2004. On a per share basis, the change in effective rate increased earnings by $.43 per basic share and $.37 per diluted share for the nine months ended September 30, 2004.

During the quarter ended June 30, 2003, the Company increased its annual estimated effective income tax rate to 70% due to a decision not to recognize tax benefits on projected 2003 operating losses in the United States until they were realized at a future date.

5.	Pension cost attributable to the Company's pension plans is as follows:

	For the Three Months Ended			For the Nine Months Ended
	September 30	September 30	June 30	September 30	September 30
	2004	2003	2004	2004	2003
Defined benefit plans	$2,386	$2,088	$2,183	$7,015	$6,215
Defined contribution plans	913	846	910	2,707	2,395
	$3,299	$2,934	$3,093	$9,722	$8,610

6.	Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term in 2015 to be $37.5 million.

7.	The Company has restricted shares and performance units which vest at the end of one to three years based on continued employment or continued employment and achievement of certain Company performance objectives. Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period. The fair value of the grants is being amortized to compensation expense over the vesting period.
Compensation expense of $366, $127 and $121 has been recorded in the three month periods ended September 30 and June 30, 2004, and September 30, 2003. Compensation expense of $659 and $121 has been recorded in the nine month periods ended September 30, 2004 and 2003, respectively.

Exhibit II - Page 5

The following table summarizes information on share capital and related matters at September 30, 2004:

	Outstanding	Vested
Common shares	48,833,963
Common shares - year-to-date weighted average	48,064,968
Common share stock options	2,124,282	2,112,614
Restricted shares	181,504	-
Performance units	133,135	-

The Company issued 530,035, 224,684 and 3,000 common shares in the quarters ended September 30, 2004, June 30, 2004 and September 30, 2003, respectively, as a result of option exercises. In addition, the Company issued 84,847, 15,740 and 86,917 shares of restricted stock in the same respective quarters.

During the quarter ended June 30, 2004, the Company redeemed all outstanding preferred shares at their face value.
8.	The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.
	For the Three Months Ended		For the Nine Months Ended
	September 30	September 30	June 30	September 30	September 30
	2004	2003	2004	2004	2003
Sales
Canada	$199,105	$127,412	$128,519	$536,059	$345,993
United States	442,758	207,562	419,756	1,136,987	567,060
	$641,863	$334,974	$548,275	$1,673,046	$913,053

			September 30	September 30	December 31
			2004	2003	2003
Capital Assets
Canada			$206,547	$200,244	$200,854
United States			871,586	917,890	908,564
			$1,078,133	$1,118,134	$1,109,418

	For the Three Months Ended			For the Nine Months Ended
	September 30	September 30	June 30	September 30	September 30
	2004	2003	2004	2004	2003
Sales information by product group is as follows:
Steel mill products	$411,331	$186,195	$349,604	$1,030,047	$527,663
Tubular products	230,532	148,779	198,671	642,999	385,390
	$641,863	$334,974	$548,275	$1,673,046	$913,053
9.	The Company's pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model for determining the compensation expense related to employee stock options follows. For purposes of the pro forma disclosures the estimated fair value of the options is amortized over the options' vesting period. The following pro forma information is based on restated results, as described in note 2.

	For the Three Months Ended			For the Nine Months Ended
	September 30	September 30	June 30	September 30	September 30
	2004	2003	2004	2004	2003

Pro forma net income	$145,916	$1,348	$68,612	$248,971	$3,558

Pro forma net income (loss) attributable
to common shareholders	$144,474	$(1,693)	$66,384	$242,183	$(5,402)

Pro forma earnings (loss) per common share:
Basic	$2.99	$(0.04)	$1.38	$5.04	$(0.11)
Diluted	$2.76	$(0.04)	$1.22	$4.49	$(0.11)

10. Certain prior period amounts have been reclassified to conform with the current presentation.

TONS SHIPPED (unaudited)				Exhibit II - Page 6
(thousands)
	For the Three Months Ended			For the Nine Months Ended
	September 30	September 30	June 30	September 30	September 30
	2004	2003	2004	2004	2003
Discrete Plate and Coil	453.0	411.2	458.8	1,359.8	1,124.3
Cut Plate	133.7	143.6	158.8	448.7	428.1
Total Steel Mill Products	586.7	554.8	617.6	1,808.5	1,552.4
Energy Tubulars	148.5	169.0	117.7	479.6	417.7
Large Diameter Tubulars	46.9	29.5	71.9	156.9	87.2
Non-Energy Tubulars	62.0	64.0	77.0	220.4	183.0
Total Tubular Products	257.4	262.5	266.6	856.9	687.9
Total Shipments	844.1	817.3	884.2	2,665.4	2,240.3

NON-GAAP FINANCIAL MEASURES (unaudited)

(thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Operating income per ton is defined as operating income divided by finished tons shipped. We believe that operating income per ton is a commonly used measure of performance, however, our method of calculation may differ from other companies' methods.

	For the Three Months Ended			For the Nine Months Ended
	September 30	September 30	June 30	September 30	September 30
	2004	2003	2004	2004	2003

The following is a reconciliation of cash derived from (applied to) operating activities to EBITDA (Canadian and U.S. GAAP):

Cash derived from (applied to) operating activities	$127,009	$31,326	$78,445	$243,494	$75,040
Changes in working capital	51,062	(7,487)	41,418	120,494	(14,644)
Current income tax expense (benefit)	43,104	(3,887)	9,528	61,817	(1,094)
Interest expense, net	7,999	8,840	8,234	24,883	20,490
Other	(168)	(385)	1,462	134	(2,019)
EBITDA (Canadian GAAP)	229,006	28,407	139,087	450,822	77,773
US GAAP adjustments relating to:
Sale and leaseback	3,471	3,471	3,471	10,413	10,413
Natural gas hedge	(259)	(366)	112	(474)	(634)
EBITDA (US GAAP)	$232,218	$31,512	$142,670	$460,761	$87,552

Operating Income Per Ton	$241	$14	$134	$145	$12
Annualized Return on Common Shareholders' Equity	53%	-1%	27%	31%	-1%